FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File No. 000-32981

QWICK MEDIA INC.
(Translation of registrant's name into English)

3162 Thunderbird Crescent, Burnaby, BC  V5A 3G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2012 and 2011
(Unaudited)
(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51‐102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the period ended March 31, 2011 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. The Company’s independent auditors have not performed an audit or review of these consolidated interim financial statements

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars)

	MARCH 31,	DECEMBER 31,
	2012	2011
	(Unaudited)
ASSETS

Current
Cash	$90,427	$728,575
Accounts receivable	144,514	103,242
Due from related parties	62,412	169,404
Inventory	306,831	296,382
Prepaid expenses	11,289	49,510
Total Current Assets	615,473	1,347,113

Property and Equipment	106,994	86,426

Total Assets	$722,467	$1,433,539

LIABILITIES

Current
Accounts payable and accrued liabilities	$145,184	$111,831
Accrued dividends payable	74,451	23,891
Total Liabilities	219,635	135,722

Redeemable Preferred Stock	2,027,945	2,027,945

STOCKHOLDERS’ (DEFICIENCY) EQUITY

Common Stock	71,128	71,128

Additional Paid-in Capital	4,779,630	4,744,921

Deficit Accumulated During The Development Stage	(6,375,871)	(5,546,177)
Total Stockholders’ (Deficiency) Equity	(1,525,113)	(730,128)

Total Liabilities and Stockholders’ (Deficiency) Equity	$722,467	$1,433,539

Commitments and Contractual Obligations (Notes 1 and 13)

The accompanying notes are an integral part of these consolidated unaudited financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in U.S. Dollars)

			PERIOD FROM
			DATE OF
			INCEPTION
			OCTOBER 5
	THREE MONTHS ENDED MARCH 31,		2000 TO MARCH 31,
	2012	2011	2012

Revenue	$27,130	$10,020	$120,144

Expenses
Advertising and promotion	36,671	11,685	192,471
Amortization	9,292	5,689	36,623
Consulting fees	34,709	199,812	398,191
Filing Fees	1,037	5,282	32,052
Foreign Exchange	(6,771)	(8,199)	325,015
Interest and bank charges	51,747	5,402	321,938
Management fees	1,773	388	531,892
Mineral property development expenditures	−	−	8,500
Mineral property option payment	−	−	3,428
Office and administrative	100,213	130,320	679,845
Oil and gas property development expenditures	−	−	202,686
Professional fees	43,572	98,490	591,089
Rent	52,332	56,317	293,884
Salaries, wages and benefits	501,125	264,981	2,194,708
Software development costs	−	631	484,627
Travel	31,124	21,533	199,066
Total Expenses	856,824	792,331	6,496,015

Net Loss For The Period	$(829,694)	$(782,311)	$(6,375,871)

Basic And Diluted Loss Per Common Share	$(0.01)	$(0.01)

Weighted Average Number Of Common Shares Outstanding	71,128,456	61,940,300

The accompanying notes are an integral part of these consolidated unaudited financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

	THREE MONTHS ENDED MARCH 31,				PERIOD FROM DATE OF INCEPTION OCTOBER 5, 2000 TO MARCH 31,
	2012		2011		2012

Cash Flows (Used In) Provided By: Operating Activities
Net loss for the period		$(829,694)		$(782,311)		$(6,375,871)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		9,292		5,689		36,623
Foreign exchange on debt settlement		−		−		226,512
Stock-based compensation		34,709		145,038		230,108

Changes in operating assets and liabilities
Accounts receivable		(41,272)		(40,241)		(143,214)
Prepaid expenses		38,221		(559)		(11,289)
Inventory		(10,449)		(146,651)		(306,831)
Due to and from related parties		106,992		(23,403)		669,806
Deferred revenue		−		5,000		−
Accrued dividends payable		50,560		4,670		74,451
Accounts payable and accrued liabilities		33,353		73,114		467,802
Net cash (used in) operating activities		(608,288)		(759,654)		(5,131,903)

Investing Activities
Subsidiary cash upon acquisition						15,465
Purchase of property and equipment		(29,860)		(30,870)		(132,215)
Net cash (used in) investing activities		(29,860)		(30,870)		(116,750)

Financing Activities
Proceeds from share issuances		−		912,002		2,678,002
Proceeds from notes payable		−		−		1,661,078
Proceeds from preferred shares		−		−		1,000,000
Net cash provided by financing activities		−		912,002		5,339,080

Net Increase (Decrease) In Cash		(638,148)		121,478		90,427

Cash, Beginning Of Period		728,575		877,848		−

Cash, End Of Period		$90,427		$999,326		$90,427

Non-cash Financing Activities
Common stock issued to settle debt	$	−		$1,085,215		$984,841

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−	$	−
Income taxes paid	$	−	$	−	$	−

The accompanying notes are an integral part of these consolidated undaudited financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Unaudited)
(Stated in U.S. Dollars)

1.      BASIS OF PRESENTATION

The unaudited interim consolidated financial statements as of March 31, 2012 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2011 audited consolidated financial statements and notes thereto. The operating results for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

2.      NATURE OF OPERATIONS AND GOING CONCERN

a)      Organization

Qwick Media Inc. (“the Company”) is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Province of British Columbia, Canada.  Principal executive offices are located in Vancouver, British Columbia, Canada.  The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada.  Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington.  Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands.  Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the US Securities and Exchange Commission (“SEC”).

On October 6, 2009, the Company changed its name from “Tuscany Mineral, Ltd.” to “Tuscany Minerals Ltd.”.  On June 22, 2010, the Company changed its name to “Qwick Media Inc.”

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

For accounting purposes, the acquisition is being accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company is also the chief executive officer and controlling shareholder of Qeyos.  Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and stockholders’ equity have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.

On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. in China, a wholly-owned subsidiary of the Company.

For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Unaudited)
(Stated in U.S. Dollars)

2.      NATURE OF OPERATIONS AND GOING CONCERN (Continued)

b)      Development Stage Activities

The Company had been in the exploration stage since its formation and had not realized any revenues during the exploration stage.  The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003.

On January 28, 2011, the Company acquired Qeyos Ad Systems Inc., which is in the business of developing and customizing software and hardware for use in digital media kiosks.  Accordingly, the Company ceased to be an inactive shell company and became a development stage company.

c)      Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $6,375,871 for the period from October 5, 2000 (inception) to March 31, 2012. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common stock and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.      BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc., and Wuxi Xun Fu Information Technology Co., Ltd.  The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2011.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2011.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Management evaluates estimates and judgments on an ongoing basis.  Actual results could differ from these estimates.  The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Unaudited)
(Stated in U.S. Dollars)

4.      RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Presentation of Comprehensive Income” (“ASU No. 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in Other Comprehensive Income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders' equity. The amendments in this standard require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently in December 2011, the FASB issued Accounting Standards Update No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income” (“ASU No. 2011- 12”), which indefinitely defers the requirement in ASU No. 2011-05 to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. The amendments in these standards do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU No. 2011-05 and ASU No. 2011-12 are effective for interim and annual periods beginning after December 15, 2011 and are to be applied retrospectively. The adoption of the provisions of ASU No. 2011-05 and ASU No. 2011-12 will not have a material impact on the Company's consolidated financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, “Testing Goodwill for Impairment” (“ASU No. 2011-08”), which allows entities to use a qualitative approach to test goodwill for impairment. ASU No. 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-08 will not have a material impact on the Company's consolidated financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”.  The ASU 2010-06 amends ASC 820 and requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers.  These changes also clarify existing disclosure requirements on the level of disaggregation and disclosures regarding inputs and valuation techniques.  The disclosures are effective for reporting periods beginning after December 15, 2009.  The Company adopted this statement as of January 1, 2010.  The required disclosures are included in Note 15.  Additionally, disclosures of the gross purchase, sale, issuance and settlement activities in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

5.	INVENTORY

	March 31,	December 31,
	2012	2011

Computers	$26,874	$23,654
Monitors	39,139	38,389
Printers	20,100	19,715
Parts and enclosures	220,718	214,624
	$306,831	$296,382

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Unaudited)
(Stated in U.S. Dollars)

6.	PROPERTY AND EQUIPMENT
	March 31, 2012
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$11,149	$27,564
Computer software	1,324	703	621
Office furniture	17,215	2,696	14,519
Equipment	39,026	4,529	34,497
Leasehold improvements	47,628	17,835	29,793

	$143,906	$36,912	$106,994

	December 31, 2011
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$8,336	$30,377
Computer software	1,324	543	781
Office furniture	14,511	1,716	12,795
Equipment	11,929	3,075	8,854
Leasehold improvements	47,628	14,009	33,619

	$114,105	$27,679	$86,426

7.	NOTES AND ACCRUED INTEREST PAYABLE

On January 28, 2011, the Company issued 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable outstanding at December 31, 2010.  These amounts were due to a company with a common director.

8.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At December 31, 2010, the promissory note of $196,050 bore interest at 8% per annum and was repayable in full on January 28, 2004. The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000.  On May 30, 2011, the Company settled the outstanding principal and interest of $275,783 by issuing 1,378,915 common shares.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Unaudited)
(Stated in U.S. Dollars)

9.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the three months ended March 31, 2012, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at March 31, 2012 that are not otherwise disclosed elsewhere:

a)
As of March 31, 2012, amounts owing from related parties consists of $62,412 (December 31, 2011 - $169,404) owed from a director and companies controlled by a director, which is included in accounts receivable.

10.      CAPITAL STOCK

a)	Authorized

At March 31, 2012, the Company was authorized to issue the following number and classes of shares:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

b)	Common Stock

On January 28, 2011, the Company issued 10,000,000 common shares at $0.20 per share pursuant to a private placement for proceeds of $2,000,000, of which $1,385,000 was included in share subscriptions at December 31, 2010.

On January 28, 2011, the Board of Directors of the Company authorized the issuance of 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable.

On January 28, 2011, the Company completed the acquisition of Qeyos, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Unaudited)
(Stated in U.S. Dollars)

11.     STOCK OPTIONS

During the year ended December 31, 2011, the Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

On March 1, 2012, the Company granted 300,000 stock options to a consultant exercisable at $0.60 per share.  50% of the options vest on the date of grant and expire on February 28, 2013. Another 25% vest on the first anniversary and expire on February 28, 2014. The last 25% vest on the second anniversary and expire on February 28, 2015.

On January 28, 2011, the Company granted 2,400,000 stock options to directors, officers, and employees exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model and the weighted average grant date fair value of stock options granted during the three months ended March 31, 2012 and 2011 was $0.001 and $0.11, respectively.  During the three months ended March 31, 2012, the Company recorded stock-based compensation of $34,709 (2011 - $145,038) as consulting expense related to the vesting of stock options.

The fair value assumptions used were as follows:
	2012	2011

Expected dividend yield	0%	0%
Risk-free interest rate	0.43%	1.92%
Expected volatility	54%	66%
Expected option life (in years)	1.00	4.92

The following table summarizes the continuity of the Company’s stock options:

	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		$		$

Outstanding, December 31, 2011	2,720,000	$0.26	4.98	−

Granted	300,000	$0.20

Outstanding, March 31, 2012	3,020,000	$0.30	3.34	−

Exercisable, March 31, 2012	2,010,000	$0.16	3.31	−

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Unaudited)
(Stated in U.S. Dollars)

11.     STOCK OPTIONS (Continued)

A summary of the status of the Company’s non-vested options at March 31, 2012, and changes during the three months ended March 31, 2012 are presented below:
	Number of Options	Weighted Average Grant Date Fair Value
		$

Non-vested at December 31, 2011	1,360,000	$0.10

Granted	300,000	$0.001
Vested	(650,000)	$0.11

Non-vested at March 31, 2012	1,010,000	$0.08

As at March 31, 2012, there was $55,926 in total unrecognized compensation cost related to non-vested stock options.

12.      REDEEMABLE PREFERRED STOCK

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:

Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common stock.

Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% per annum.

Conversion rights – The holders of the Class A Preferred Shares have the right to convert the Class A Preferred Shares, from time to time, at the option of the holder, into one common share until July 31, 2015 at the following conversion prices:

i)	$0.60 per Common Share if converted at any time up to and including July 31, 2012;

ii)	$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and

iii)	$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

Redemption rights – At any time, the holders of the Class A Preferred Shares may elect to have the Company redeem the Class A Preferred Shares for an amount equal to $1.00 per share.   At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share.

The Company has classified the Class A Preferred Shares as temporary equity because they are redeemable beyond the control of the issuer.

The Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000.

The Company converted the principal amount of the Debenture described in Note 6, and accrued interest thereon, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Unaudited)
(Stated in U.S. Dollars)

12.      REDEEMABLE PREFERRED STOCK (Continued)

The following table reflects activity in Class A Preferred Shares:

	Number of Class A Preferred Shares	Amount

Balance, December 31, 2010	− $	−

Issuance of preferred shares for cash	1,000,000	1,000,000
Issuance of preferred shares upon conversion of note	1,027,945	1,027,945

Balance, December 31, 2011 and March 31, 2012	2,027,945	$2,027,945

13.      COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month to month basis.

On February 21, 2012, the Company entered into a consulting agreement.  Pursuant to the agreement the Company will pay the consultant $6,000 per month for a period of three years commencing March 1, 2012.

The Company has entered into two leases for the provision of office space until January 31, 2014.   The Company’s future minimum lease payments for the two leases are as follows:

Fiscal year ending December 31, 2012	$103,980 (Cdn$103,721)
Fiscal year ending December 31, 2013	138,640 (Cdn$138,295)
Fiscal year ending December 31, 2014	11,553 (Cdn$11,524)
$254,173 (Cdn$253,540)

14.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of March 31, 2012, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

MARCH 31, 2012	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$ 90,427	$ 90,427	$ 90,427

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(Unaudited)
(Stated in U.S. Dollars)

14.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

DECEMBER 31, 2011	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$ 728,575	$ 728,575	$ 728,575

Due to the nature of cash, accounts receivable, accounts payable, and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

QWICK MEDIA INC.
(the “Company”)

Management’s Discussion and Analysis of Operations
for the three months ended March 31, 2012

May 30, 2012

INTRODUCTION

The following management’s discussion and analysis is a review of operations, current financial position and outlook for the Company and should be read in conjunction with the Company’s interim financial statements for the three-month period ended March 31, 2012 and audited financial statements for the year ended December 31, 2011. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. This discussion and analysis is prepared as of May 30, 2012.

The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain statements in this interim report are forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of May 30, 2012. These assumptions, which include, management’s current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including a renewed downturn in international economic conditions; any adverse occurrence with respect to the development or marketing of the Company’s technology; any adverse occurrence with respect to any of the Company’s licensing agreements; an inability to successfully bring products to market; product development or other initiatives by the Company’s competitors; fluctuations in the availability and cost of materials required to produce the Company’s products; any adverse occurrence with respect to distribution of the Company’s products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond the Company’s control. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERALL PERFORMANCE

The Company is a development stage company.  It was incorporated on October 5, 2000 under the laws of the state of Nevada. Effective June 26, 2006, we re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, the Company re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands. Effective July 28, 2009, the Company re-domiciled to the Cayman Islands.

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which the Company acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 common shares of the Company (each, a “Share”) on the basis of one Share for each share of Qeyos.

On April 19, 2011, Qeyos incorporated Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”) under the laws of the People’s Republic of China (the “PRC”) as a wholly-owned foreign subsidiary of Qeyos, in order to facilitate the conduct of the Company’s operations in the PRC. Wuxi currently employees 12 people at an aggregate cost of approximately $20,000 per month, who provide the Company with software development services.

The Company develops interactive proprietary software, know-how and hardware. QwickView™ touch screen software is built in C# programming language on a Windows® multi-touch platform. The software development architecture team in Burnaby, British Columbia, Canada provides technical and creative guidance for coders in Wuxi and Beijing, China. This strategy leverages production outsourcing and high execution speed. QwickView™ hardware is the physical product that acts as a point of service terminal for end users. Hardware manufacturing and development is managed from Shenzhen, China, thirty minutes west of Hong Kong.

The Company’s software and hardware is used in the digital out-of-home (“DOOH”) advertising industry. Its principal business is to provide clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays, that we own or operate in North American advertising markets and in China. The Company’s business in China is conducted via Wuxi.
Trend Information

The most significant recent trends in our production, sales, costs and selling prices is that our costs incurred for our development work continue to substantially exceed sales revenues, which requires us to raise additional working capital in an amount of approximately $3,500,000 to cover operating deficiencies projected for the next twelve calendar months. We plan to be a complete digital signage company that builds state-of-the-art interactive kiosks, or smart-boards, and point-of-sale (“POS”) systems.  These systems are designed to provides advertising content and micro-broadcast solutions for private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize. Because we are offering interactive advertising systems, we expect to be able to attract more clientele based upon competitive pricing.

Passive digital-out-of-home advertising in North America and China has continued to experience significant growth in the most recent three years.  As we continue to establish arrangements for locations with third parties to place our kiosks or smart boards, we will be able to offer the industry standard programs for advertising spots which include, for each advertiser, six 15-second spots of advertising content during each hour of programming and are shown for approximately 10 hours per day.  However, by focusing on additional interactive advertising, we aim to enable our regional and district advertising clients to better target consumers in the neighborhoods and local communities where they conduct businesses, who we believe are an attractive demographic for advertisers due to their near proximity to such product and service offerings. Interactive advertising spots may be sold for as little as $1 per day per kiosk or smart board locations that dispense discount coupons etc. to target market specific wares and services to customers in their neighborhood or locale. We believe this makes target audiences more receptive to the advertisements to be included in our programs and ultimately makes our programs more effective for micro-broadcast sponsors and their advertising clients. We plan to strategically place our interactive kiosks and interactive digital TV screens in high-traffic locations of trade show exhibitions, shopping malls, and in stores of large chain retailers, particularly in areas where there tends to be significant waiting time.

We plan to derive revenues principally by selling both standard passive advertising time slots on our emerging digital networks to our prospective advertising clients, including both direct advertisers and advertising agencies. But we are additionally focused and we intend to derive revenues principally by selling interactive advertising slots displayed in response to a consumer self-service request for such information at the kiosks and smart board locations attached to our real time micro-broadcast networks.  We continue to plan to establish and expand such networks across Canada and the United States, and to make them available to advertising clients and to direct third party advertisers and advertising agencies.

The most significant known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future or planned operating results or financial condition is that to accomplish our business objectives, we must first establish opportunities and arrangements with third parties to deploy our kiosk and smart board technology in high traffic locations. Unless and until we do so, we anticipate that our development costs will continue to exceed our sales revenues in the foreseeable twelve calendar months to come (See also “Summary of Quarterly Results”)

Particular to Doing Business in China

Since we have not been involved in advertising outside of China for the required number of years, our planned domestic PRC operating subsidiary is currently ineligible to apply for the required advertising services licenses in China.

Our planned advertising business is currently restricted to our offering to licensed third party domestic advertising agencies who wish to contract for their use of our interactive digital hardware and software.

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company for the most recent eight quarters, presented in accordance with United States generally accepted accounting principles.  All dollar amounts set forth below are in United States dollars:

	March 31, 2012 ($)	December 31, 2011 ($)	September 30, 2011 ($)	June 30, 2011 ($)
Revenues	27,130	(32,819)(1)	48,431	58,513
Operating Expenses	856,824	716,433	723,960	1,037,440
Net Loss	829,694	739,232	675,529	978,927
Loss per Share (Basic and Diluted)	0.01	0.01	0.01	0.01
	March 31, 2011 ($)	December 31, 2010 ($)	September 30, 2010 ($)	June 30, 2010 ($)
Revenues	10,020	-	-	-
Operating Expenses	792,331	45,419	42,084	34,088
Net Loss	782,311	45,419	42,084	34,088
Loss per Share (Basic and Diluted)	0.01	-	-	-

(1)	The Company incurred negative revenue in the fourth quarter of 2011 due to the write-off of an amount of $96,157.50 previously charged to Yokohama Tire (Canada) Inc.

RESULTS OF OPERATIONS

The Company generated $27,130 in revenue during the three month period ended March 31, 2012 compared to $10,020 during the three month period ended March 31, 2011.  The reason for the increase in revenue was a result of significant marketing and sales operations of the Company’s operating subsidiary, Qeyos Ad Systems Inc., which resulted in the generation of operating revenues from a variety of sources, including sales and rentals of digital media kiosks, fees for custom software development for kiosk customers, and advertising fees from advertisers on the digital media kiosks sold, rented or otherwise deployed to a variety of venues in Canada, including retail shopping malls and convention centres

During the three months ended March 31, 2012, the Company’s expenses increased from $792,331 during the three months ended March 31, 2011 to $856,824 during the three months ended March 31, 2012. The increase was due to the consolidation of operating expenses of our Wuxi subsidiary and an increase in overall employee costs resulting from additional software development staff in our Qeyos subsidiary. Qeyos maintains corporate offices and warehouse facilities with approximately 21 employees in Burnaby, British Columbia, and development offices with approximately 12 employees in Wuxi, China resulting in expenditures for salaries and wages of an amount of $501,125 during the three months ended March 31, 2012.  The Company also increased spending to advance the expertise of certain consultants involved in certain emerging business and market opportunities primarily in the United States that have yet to come to fruition.  Expenses related to travel, advertising and promotion also increased with a view to increasing market awareness of the Company and its ready for market technology offerings.

The tables set out below under the heading “Additional Disclosure for Venture Issuers without Significant Revenue” set out the components of the Company’s expenses for the three months ended March 31, 2012.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any property interests.  The following table sets out the components of the Company’s general and administrative expenses for the three months ended March 31, 2012 as compared to the three months ended March 31, 2011:

	March 31, 2012 ($)	March 31, 2010 ($)
Advertising and promotion	36,671	11,685
Amortization	9,292	5,689
Consulting fees	34,709	199,812
Filing fees	1,037	5,282
Foreign exchange	(6,771)	(8,199)
Interest and bank charges	51,747	5,402
Management fees	1,773	388
Office and administrative	100,213	130,320
Professional fees	43,572	98,490
Rent	52,332	56,317
Salaries, wages and benefits	501,125	264,981
Software development costs	-	631
Travel	31,124	21,533

LIQUIDITY AND CAPITAL RESOURCES

The following table sets out the components of the Company’s liquidity and capital resources at March 31, 2012 as compared to the year ended December 31, 2011:

	March 31, 2012 (unaudited) ($)	December 31, 2011 (audited) ($)
Cash	90,427	728,575
Working capital	395,838	1,211,391
Total assets	722,467	1,542,848
Total liabilities	219,635	245,031

The Company’s working capital decreased from $1,211,391 at December 31, 2011 to $392,838 at March 31, 2012 as a result of a decrease in cash and prepaid expenses and an increase in accounts receivable, inventory, accounts payable and accrued liabilities, amounts due to related parties and accrued dividends payable.

Anticipated Cash Requirements

The Company anticipates that it will incur the following expenses over the next twelve months:

1.	$300,000 in connection with locating, evaluating and negotiating potential business opportunities; and

2.	$3,200,000 for operating expenses.

We require a minimum of approximately $3,500,000 to proceed with our plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if we are required to carry out due diligence investigations in regards to any prospective investment or business opportunity or if the costs of negotiating an applicable transaction are greater than anticipated.  We have sufficient working capital to enable us to carry out our stated plan of expanding operation over the next twelve months. In addition, we plan to complete private placement sales of our common stock in order to raise the funds necessary to pursue our plan of operation and to fund our working capital in order to enable us to carry out expansion of our operation. There is no assurance that we will be successful in completing any private placement financings.

Operating Activities

Operating activities used cash of $608,288 during the three months ended March 31, 2012 as compared to $759,654 during the months ended March 31, 2011. The decrease was primarily due to an increase in current liabilities used to finance operations.

Financing Activities

Financing activities provided cash of $nil during the three months ended March 31, 2012 as compared to $912,002 during the three months ended March 31, 2011 because the Company did not undertake any financing activities during the three months ended March 31, 2012.

Investing Activities

Investment activities used cash of $29,860 for the three months ended March 31, 2012 as compared to $30,870 for the three months ended March 31, 2011.  There was no significant change between the two periods.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended December 31, 2011, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern.

The Company has incurred a net loss of $6,375,871 for the period from inception on October 5, 2000 to March 31, 2012, has negative cash flow, has a stockholders’ deficiency and has minimal revenues. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from advertising sales. Management has plans to seek additional capital through private placements, public offering of any common stock, convertible debt and credit facilities.

There is substantial doubt about the Company’s ability to continue as a going concern, as the continuation of its business is dependent on the development of proprietary software, know-how and hardware.  The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

The Company did not incur any expenses to related parties for the three months ended March 31, 2012. As of March 31, 2012, amounts owing from related parties consisted of $62,412 (December 31, 2011 - $169,404) owed from Ross Tocher, the President, CEO and a director of the Company, and companies controlled by Mr. Tocher, which is included in accounts receivable.  The amounts owing are costs of a marketing project with a non-profit organization that Mr. Tocher agreed to reimburse the Company for.

For the three months ended March 31, 2012, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Presentation of Comprehensive Income” (“ASU No. 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in Other Comprehensive Income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders' equity. The amendments in this standard require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently in December 2011, the FASB issued Accounting Standards Update No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income” (“ASU No. 2011- 12”), which indefinitely defers the requirement in ASU No. 2011-05 to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. The amendments in these standards do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU No. 2011-05 and ASU No. 2011-12 are effective for interim and annual periods beginning after December 15, 2011 and are to be applied retrospectively. The adoption of the provisions of ASU No. 2011-05 and ASU No. 2011-12 will not have a material impact on the Company's consolidated financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, “Testing Goodwill for Impairment” (“ASU No. 2011-08”), which allows entities to use a qualitative approach to test goodwill for impairment. ASU No. 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-08 will not have a material impact on the Company's consolidated financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”.  The ASU 2010-06 amends ASC 820 and requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers.  These changes also clarify existing disclosure requirements on the level of disaggregation and disclosures regarding inputs and valuation techniques.  The disclosures are effective for reporting periods beginning after December 15, 2009.  The Company adopted this statement as of January 1, 2010.  The required disclosures are included in Note 15.  Additionally, disclosures of the gross purchase, sale, issuance and settlement activities in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

RISK FACTORS

Much of the information included in this Management Discussion & Analysis includes or is based upon estimates, projections or other forward looking statements. Such forward looking statements include any projections and estimates made by the Company and its management in connection with its business operations. Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. For a discussion of additional risks that may affect the Company’s business or results of operations, please see the Company’s annual report on Form 20-F for the year ended December 31, 2011.  In this section, references to “we”, “our” or “us” refers to the Company.

Our company currently does not generate revenue from its planned operations, and as a result, we face a high risk of business failure.

We have generated minimal revenues from our planned operations to date. As of March 31, 2012, we had accumulated $6,375,871 in losses since inception. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain specialized broadcast interactive television (“micro-broadcast”) contracts or concession rights contracts in order to operate our business. As such, in order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, on March 30 2012, we applied under reference number 2065-100 for the Canadian trade name “Qwick Deal”, which application is pending. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $90,427 and working capital of $392,838 as of March 31, 2012. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition and could cause our business to fail.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Prior to our acquisition of Qeyos, we were a shell company.  As such, our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our plan to implement an interactive digital media micro-broadcast network and other advertising media dedicated to the DOOH sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. It may be difficult for readers to evaluate our senior management team and their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business.

If advertisers or the viewing public do not accept, or lose interest in, our interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America and the PRC is relatively new and its potential is uncertain. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Interactive DOOH advertising is a new concept in North America and the PRC, and in the advertising industry generally. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness. If a substantial number of advertisers lose interest in advertising on our planned micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our planned network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our Micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.

We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non-advertising content. We do not produce or create any of the non-advertising content included in our programs. The advertisers will provide us with the advertising content that they do not retain us to produce. All of the non-advertising content is provided by third-party content providers such as various local television stations and television production companies. There is no assurance that we will be able to secure these contracts or obtain non-advertising content on satisfactory terms, or at all. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our Micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially adversely affected.

Because we may be dependent on a limited number of customers for a significant portion of our revenues and this dependence may continue or reoccur in the future, we may be vulnerable to the loss of major customers or delays in payments from these customers.

Given our limited operating history and the rapid growth of our industry, we cannot assure that we will not be dependent on a small number of customers in the future.  If we fail to sell our services to one or more key customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our micro-broadcast networks, our revenues could be unrealized or could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our larger customers is significantly delinquent with their payments, our financial condition may be materially and adversely affected.

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America and China, we may not realize or may lose our future market share, and our intended profitability may be adversely affected.

We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, which could have a material and adverse effect on our ability to manage our business, our revenues and net income. Further, we may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations, and the sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our future plans for quarterly and annual operating results are difficult to predict and may fluctuate significantly, if realized, from period to period based on the seasonality of consumer spending and corresponding advertising trends in North America and the PRC. In addition, DOOH and advertising spending in North America and China generally tends to increase during holidays and tends to decrease during the fourth quarter.  DOOH and advertising spending in North America and the PRC is also affected by certain special events and related government measures. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, clientele may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud in the PRC are less defined than in North America and other countries and we may not be able to properly screen out unlawful content. In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in North America and the PRC and our advertising clients may be less willing to place advertisements on our network.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in the PRC is still at an early stage of development. Insurance companies in the PRC offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations.

We endeavor to comply with applicable laws, including by requesting relevant documents from the advertisers. However, we cannot assure the reader that each advertisement that an advertiser or advertising agency client provides to us and which we include in our micro-broadcast network programs is in compliance with relevant advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we review advertising content for compliance with relevant laws and regulations, the content standards in the PRC are less certain and less clear than in those in countries such as the United States and we cannot assure the reader that we will be able to properly review the content to comply with the standards imposed on us with certainty.

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.

PRC regulations currently permit 100% foreign ownership of companies that provide advertising services. Any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. We do not currently directly operate an advertising business outside of China and thus cannot qualify under PRC regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Penalties for violations include revoking the business and operating licenses of our PRC subsidiaries and affiliates. The imposition of any penalties would result in a material and adverse effect on our ability to conduct our business.

Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.

We conduct our software development business in part through Wuxi, an indirect 100% corporate subsidiary of our company, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The reporting and functional currency of our company is the U.S. dollar. However, a substantial portion of the expected revenues and expenses of our consolidated operating subsidiaries and affiliate entities may be denominated in CAD and RMB. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue which will be exchanged into U.S. dollars, and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Because our officers, directors and principal shareholders control a large percentage of our common stock, such insiders have the ability to influence matters affecting our shareholders.

Our officers and directors, in the aggregate, beneficially own 42% of the issued and outstanding common shares. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common shares.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Ross  Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing, of our Vice-President of Operations, Alan Husejnagic, and Vice-President of Sales, Ted Cowie, and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities.  If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced.

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Our common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re-sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of 400,000,000 shares of common stock with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s shares are quoted for trading on the OTC Bulletin Board under the symbol “QWICKF”.  As of May 30, 2012, the share capital of the Company was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	71,128,456
Preferred Shares	$0.001	100,000,000(1)	2,027,945

(1)	25,000,000 preferred shares have been designated as Class A Preferred Shares

Stock Option Plan

As at May 30, 2012, the following stock options were outstanding:

Number Outstanding	Exercise Price	Expiry Date
2,300,000	$0.20	December 29, 2015
60,000	$0.60	July 30, 2015
360,000	$0.60	July 30, 2015
300,000	$0.60	February 28, 2014
3,020,000

The Company has no outstanding warrants or other securities that are convertible into Shares.

ADDITIONAL INFORMATION

The Company files annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States.  The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov.  The documents filed with Canadian securities regulatory authorities are available to the public at http://www.sedar.com.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this interim Management Discussion and Analysis.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ross Tocher, President and Chief Executive Officer, of Qwick Media Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Qwick Media Inc. (the “issuer”) for the interim period ended March 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2012

“Ross Tocher”
Ross Tocher
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Kevin R. Kortje, Chief Financial Officer, of Qwick Media Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Qwick Media Inc. (the “issuer”) for the interim period ended March 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2012

“Kevin Kortje”
Kevin R. Kortje
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QWICK MEDIA INC.

/s/ Ross Tocher
Ross Tocher
President & Chief Executive Officer

Date:  May 31, 2012